September 17, 2010

VIA EDGAR

Lyn Shenk, Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, DC 20549

Re:	Textron Inc. Form 10-K: For the fiscal year ended January 2, 2010 Filed February 25, 2010 Form 10-Q: For the quarterly period ended July 3, 2010 Filed July 29, 2010 File No. 001-05480

Dear Mr. Shenk:

This letter is in reference to your letter dated September 13, 2010 containing comments of the staff of the Division of Corporation Finance on the Form 10-K and Form 10-Q of Textron Inc. (the “Company”) described above.

Pursuant to my telephone call on September 16 with Jeffrey Sears of your office, due to a lengthy international business trip being undertaken by the Company’s management during the latter half of September, the Company requires additional time to respond fully to the comments and has therefore requested an extension of time to respond. I am confirming that, in accordance with my discussion with Mr. Sears, the Company anticipates responding to the comments contained in the September 13 letter on or before October 19, 2010.

If you have any questions, please call me at (401)752-5187.

Sincerely,
/s/ Jayne M. Donegan
Jayne M. Donegan
Senior Associate General Counsel

cc:	Terrence O’Donnell Richard Yates